UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of November 2011

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: November 8, 2011

2

Q3 2011

SIERRA WIRELESS™

UNITED STATES GAAP

Third Quarter Report

For the three and nine months ended September 30

AirCard®

AirPrime™

AirLink™

AirVantage™

Energy Management
Security
Mobile Consumer
Mobile Computing
Automotive

Report to Shareholders

We were encouraged with the progress the company made in the third quarter of 2011.  Profitability improved significantly compared to the previous two quarters driven by improvements in product costs and operating expenses, and we achieved these gains while successfully launching a number of important new 4G LTE products.  Despite our third quarter revenue being slightly lower than our expectations, our development and launch execution was strong and the key drivers of our longer term strategy that position the company for sustainable, profitable growth remain intact.

Revenue in the third quarter 2011 was $146.8 million, representing sequential growth of 5% compared to the second quarter.  Compared to the third quarter of 2010, revenue declined by 15% from $172.7 million.   This year-over-year decline was principally driven by the loss of revenue from two large customers earlier this year, who together accounted for just over $30 million in revenue in third quarter of 2010.  Excluding sales to these two customers, revenue in the third quarter increased 3% on a year-over-year basis, driven by steady year-over-year growth in our core M2M business of 15%, as well as significant growth in revenue from PC OEMs.

Non-GAAP gross margin improved to 29.6% in the third quarter compared to 28.0% in the second quarter of 2011.  The sequential improvement in gross margins reflects continued ASP discipline, along with significant progress in product cost reductions.  Non-GAAP operating expenses also improved significantly to $39.4 million — comparing well to $40.0 million in the second quarter of 2011.  Our sequential reduction in operating expense was, like gross margin, better than expected, and was driven primarily by an intense focus on cost management, the deferral of certain launch related costs to the fourth quarter and a modest favorable impact of a stronger U.S. dollar.  Improved gross margin, combined with lower operating expenses, led to significantly stronger than expected non-GAAP earnings from operations of $4.0 million.

Machine-to-Machine

In our M2M business, we had another strong quarter in Q3 and we continue to make solid  progress on strategic initiatives:  building on our leadership position and expanding our role in the value chain.

We are strong believers in the long term growth potential of M2M and the vision of a connected world.  A recent report by Machina Research predicts that world-wide cellular connected devices will number over 2 billion by the year 2020; a stark comparison to the estimated 135 million connected devices that exist today.  While our M2M success is broad based, we are particularly focused on three key segments that offer exciting prospects — Automotive, Energy and Networking.

In Automotive, we believe that the connected car has arrived and we are the market leader in this segment.  We are deeply engaged in development activities with a number of car-makers and their Tier 1 suppliers and are focused on the emerging demand for solutions that support safety and emergency response, intelligent navigation, telematics and even streaming media.

In Energy, our focus is driven by the acceleration of smart metering and smart grid developments around the world that capture and monitor real-time data that enable demand management and other value added services.

In Networking, we are leveraging our deep 4G LTE expertise into solutions that, for the first time, enable a powerful alternative to wired networking; both as a backup to current wired systems and ultimately as a replacement.

Our 4G LTE embedded module development progressed well in the third quarter.  Our AirPrime MC7700 and MC7750 embedded wireless modules were certified on the AT&T and Verizon networks respectively; an achievement that gives OEMs an opportunity to provide a choice of 4G LTE network services with their products.

Perhaps our most exciting opportunity in M2M is to leverage our leadership in the devices category to develop our vision of becoming the end-to-end platform of choice for OEM’s, integrators and operators around the world.  Our AirVantage cloud platform is a key enabler of this vision.  AirVantage integrates with all of our devices, seamlessly connects to global wireless networks, and provides essential features such as device, asset and subscription management, along with a powerful toolset to rapidly create and deploy applications.  While we are early in the commercial development stage, we continue to make good progress and are now partnered with leading wireless operators such as AT&T, Verizon, Vodafone, Telstra, Orange, Telenor and KPN.

Sales in our M2M business were $75.3 million in the third quarter 2011, down modestly from the $76.1 million recorded in the third quarter of 2010, despite the absence of sales to a single large e-book reader customer that occurred in 2010.  Excluding sales to this customer, our core M2M revenue grew by 15% year-over-year.   M2M represented 51% of consolidated revenue in the quarter.

Mobile Computing

In our Mobile Computing business, we successfully executed the launch of our next generation 4G LTE AirCard products during the third quarter.  The launches cover multiple products on multiple networks and early reviews of the products have been excellent.  As a result of these product launches, we believe that we have strengthened our channel share at key operators and are in a good position to drive growth as our operator partners expand their 4G LTE networks.

At AT&T, we are the chosen launch partner for data devices on their new 4G LTE network which launched in September.  AT&T is promoting our LTE hotspot, the Elevate 4G, along with our LTE USB modem, the USB Connect Momentum 4G across the US.  The AT&T 4G LTE network is continuing to expand,  with service in nine markets today, expanding to 15 by the end of the year, providing service to areas with population exceeding 70 million.

We also launched our first 4G LTE product on Telstra’s new network.  The AirCard 320U is early in its distribution but is receiving a solid sales ramp.  The launch of a 4G LTE hotspot for Telstra will not be far behind.  And while the roll out of our new 4G LTE product progresses, sales of our existing Dual-Carrier, HSPA+ hotspot and USB modem were strong.

We leveraged our 4G LTE development investment into other markets as well.  In Canada, we secured new channel positions with both Rogers and Bell; launching our AirCard 313U wireless modems on their growing LTE networks.

We continue to view embedded modules for the PC OEM segment as another growth opportunity in the mobile computing segment opportunity.  While somewhat flat sequentially, Q3 revenue from this customer segment was up 61% on a year-over-year basis.   We now have design wins with several market leaders such as Lenovo, HP, Fujitsu, Panasonic, Sony and others.  During Q3, we launched our first LTE enabled notebook platform with Sony on the DoCoMo network in Japan.

Sales in our Mobile Computing business were $71.5 million in the third quarter of 2011, down 26% from $96.6 million in the third quarter of 2010.   Almost $20 million of this reduction was due to the absence of revenue from one customer compared to the third quarter of 2010.  Excluding the effects of this one customer, AirCard products were down 14% year-over-year, a result primarily of a slowing of orders from some operators as they work to tighten up inventory levels.  The decline was partially offset by the continued ramp of sales to PC OEMs, which reached $9.8 million in the third quarter, up 61% year-over-year.

Outlook

While we made strong progress on strategy execution in the third quarter, our revenue performance was below our expectations as the sales ramp of our new 4G LTE AirCards is occurring more slowly than anticipated.  However, in spite of these short-term challenges, we are continuing to drive our strategy forward.  We are leveraging our advantages and differentiation to build a clear leadership position in the growing M2M market.   Our investments in expanding our position in the M2M value chain are also yielding important results.     Additionally, our leading edge 4G development efforts have resulted in important new products, launch commitments with strategic network operators, channel share gains and design wins with leading PC and Networking OEMs.

Overall, I continue to be excited about the prospects for Sierra Wireless and believe the company has the foundation necessary to drive sustainable, profitable growth. I thank you for your continued support and look forward to reporting to you on our achievements in the coming quarters.

Jason W. Cohenour

President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this letter constitute forward-looking statements or forward-looking information and, in this regard, you should read carefully the “Cautionary Note Regarding Forward-Looking Statements” in the attached Management’s Discussion & Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and nine months ended September 30, 2011, and up to and including November 7, 2011.  This MD&A should be read together with our unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2011 and September 30, 2010, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2010 (the “consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance.  These non-GAAP measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Measures”.

Additional information about the Company, including our most recent consolidated financial statements and our Annual Information Form, is available on our website at www.sierrawireless.com, or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including our business outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.  Forward-looking statements:

•                  Typically include words and phrases about the future such as  “outlook”,  “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  That wireless network operators will deploy next generation networks when expected;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties.  Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including, without limitation, the following factors, most of which are discussed in greater detail under “Risks and Uncertainties” and in our other regulatory filings with the U.S. Securities and Exchange Commission (the “SEC”) in the United States and the provincial securities commissions in Canada.

•                  Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

•                  The cost of products sold may be higher than planned or necessary component supplies may  not be available, are delayed or are not available on commercially reasonable terms;

•                  We may be  unable to enforce our intellectual property rights or may be  subject to litigation that has an adverse outcome;

•                  The development and timing of the introduction of our new products may be  later than we expect or may be indefinitely delayed; and

•                  Transition periods associated with the migration to new technologies may be longer than we expect.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

OVERVIEW

Business Overview

Sierra Wireless Inc. (“Sierra Wireless” or the “Company”) is a global leader in the development of wireless technologies and solutions. We focus on wireless devices and applications, offering a comprehensive portfolio of products and services that reduce complexity for our customers. With sales, engineering, and research and development teams located in offices around the world, we provide leading edge wireless solutions for the machine-to-machine (“M2M”) and mobile computing markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules and software for original equipment manufacturers (“OEMs”), intelligent wireless gateway solutions for industrial, commercial and public safety applications, and an innovative platform for delivering device management and end-to-end application services. We also offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and data networks around the world.

We believe that the markets for wireless solutions in mobile computing and M2M have strong growth prospects.  We believe that the key growth enablers for these markets include the continued deployment and upgrade of wireless networks around the world, growth in the number and type of devices being wirelessly connected, a growing strategic focus on M2M services by wireless operators, and an expanding end customer awareness of the availability of such services and their benefits.

While the design and manufacture of mobile computing devices continues to be important to our business, our expansion by acquisition and organic development into M2M now makes us a global leader in this market, placing us in a strong position to benefit from the anticipated growth in both the wireless M2M and mobile computing markets.  Our acquisitions have also diversified our revenue base, broadened our product offerings and increased our scale and capabilities throughout the world.

Our line-up of M2M wireless solutions is used by a wide range of OEMs and enterprises to wirelessly enable their products and solutions.  Our M2M customers cover a broad range of industries, including automotive, networking equipment, energy, security, sales and payment, industrial control and monitoring, fleet management, field service, healthcare and consumer electronics.  Our mobile computing products are used by businesses and consumers to enable mobile broadband access to the Internet, e-mail, remote databases and corporate and consumer applications.

We sell our products primarily through indirect channels including wireless operators, distributors and value-added resellers, as well as directly to OEMs and enterprises.

Key factors that we expect will affect our results in the near term are general economic conditions in the markets we serve, seasonality in demand, the relative competitive position of our products within sales channels in any given period, the relative competitive position of our customers versus their direct competitors, the availability of components from key suppliers, timing of deployment of mobile broadband networks by wireless operators, wireless technology transitions, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success our OEM customers achieve with sales of embedded solutions to end users and our ability to secure future design wins with both existing and new OEM customers. We expect that product and price competition from other wireless device manufacturers will continue to be intense.  As a result of these factors, we may experience volatility in our results on a quarter to quarter basis.

Third Quarter Overview

Third quarter 2011 profitability improved compared to the prior quarter.  Revenue improved as a result of new 4G AirCard® launches with leading mobile network operators, we experienced lower operating expenditures and gross margins improved largely due to product cost reductions.

Highlights for the third quarter:

•                  Revenue was  $146.8 million, approximately 5% higher than the second quarter

•                  Gross margin increased to 29.5%, up from 28.0% in the second quarter

•                  Non-GAAP earnings from operations of $4.0 million and diluted earnings per share of $0.15 improved significantly from Non-GAAP loss of $0.8 million and diluted loss per share of $0.03 in the second quarter.

•                  Net loss was $1.0 million and diluted loss per share was $0.03, an improvement from net loss of $6.8 million and diluted loss per share of $0.22 in the second quarter.

•                  M2M represented 51% of sales and core M2M revenue grew 15% year-over-year

Selected financial information:

(in thousands of U.S. dollars, except where otherwise stated)

	2011			2010
	YTD	Q3	Q2	YTD	Q3	Q2

Revenue (GAAP and Non-GAAP)	$430,990	$146,827	$139,888	$483,165	$172,732	$159,116

Gross Margin	$121,898	$43,334	$39,100	$141,498	$48,954	$46,210
- Non-GAAP (1)	122,197	43,423	39,197	141,868	49,065	46,334

Gross Margin %	28.3%	29.5%	28.0%	29.3%	28.3%	29.0%
- Non-GAAP (1)	28.4%	29.6%	28.0%	29.4%	28.4%	29.1%

Earnings (loss) from operations	$(17,447)	$(1,763)	$(6,270)	$(10,191)	$(2,208)	$(3,473)
- Non-GAAP (1)	(451)	4,024	(846)	16,617	7,806	4,684

Net loss	$(15,553)	$(998)	$(6,766)	$(15,366)	$710	$(8,555)
- Non-GAAP (1)	1,150	4,606	(1,025)	15,056	6,545	4,383

Basic and diluted earnings (loss) per share (in dollars)	$(0.50)	$(0.03)	$(0.22)	$(0.49)	$0.02	$(0.28)
- Non-GAAP (1)	0.04	0.15	(0.03)	0.48	0.21	0.14

(1) Non-GAAP results exclude the impact of stock-based compensation expense, acquisition amortization, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments.  Refer to the section on “Non-GAAP measures” for additional details.

Outlook

In the fourth quarter of 2011, we expect revenue to be relatively unchanged from third quarter levels with both M2M and mobile computing being roughly flat compared to the third quarter.  Our product mix in the fourth quarter is expected to be consistent with the third quarter and we expect gross margin percentage in the fourth quarter of 2011 to remain at levels consistent with the third quarter of 2011.  Operating expenses are expected to be slightly above the third quarter levels.

Gross margin percentage may fluctuate from quarter to quarter depending on product mix, competitive selling prices and our ability to reduce product costs.

CONSOLIDATED RESULTS OF OPERATIONS

(in thousands of U.S. dollars)

	Three months ended September 30				Nine months ended September 30
	2011	% of Revenue	2010	% of Revenue	2011	% of Revenue	2010	% of Revenue

Revenue	$146,827	100.0%	$172,732	100.0%	$430,990	100.0%	$483,165	100.0%
Cost of goods sold	103,493	70.5%	123,778	71.7%	309,092	71.7%	341,667	70.7%
Gross margin	43,334	29.5%	48,954	28.3%	121,898	28.3%	141,498	29.3%

Expenses
Sales and marketing	11,158	7.6%	12,137	7.0%	34,752	8.1%	39,476	8.2%
Research and development	21,942	14.9%	22,178	12.9%	67,479	15.7%	64,253	13.3%
Administration	8,548	5.8%	8,865	5.1%	26,743	6.2%	27,284	5.6%
Restructuring costs	881	0.6%	4,316	2.5%	856	0.2%	7,508	1.5%
Integration costs	121	0.1%	727	0.4%	1,426	0.3%	4,204	0.9%
Amortization	2,447	1.7%	2,939	1.7%	8,089	1.9%	8,964	1.9%
	45,097	30.7%	51,162	29.6%	139,345	32.3%	151,689	31.4%
Loss from operations	(1,763)	-1.2%	(2,208)	-1.3%	(17,447)	-4.0%	(10,191)	-2.1%
Foreign exchange gain (loss)	(154)		2,359		47		(6,759)
Other income (expense)	68		12		15		(221)
Earnings (loss) before income taxes	(1,849)		163		(17,385)		(17,171)
Income tax recovery	(851)		(499)		(1,775)		(1,587)
Net earnings (loss) before non-controlling interest	(998)		662		(15,610)		(15,584)
Less: non-controlling interest	—		(48)		(57)		(218)
Net earnings (loss) attributable to the Company	$(998)		$710		$(15,553)		$(15,366)
Basic and diluted net loss per share attributable to the Company	$(0.03)		$0.02		$(0.50)		$(0.49)

Three Months Ended September 30, 2011 Compared to Three Months Ended September 30, 2010

Revenue

Revenue for the three months ended September 30, 2011 was $146.8 million, compared to $172.7 million in the same period of 2010, a decrease of 15%.  The decrease in revenue was primarily related to the absence of embedded module revenue from Barnes & Noble for their e-book reader (nil for the three months ended September 30, 2011 compared to $10.5 million in the same period of 2010), loss of revenue from Clearwire (nil for the three months ended September 30, 2011 compared to $19.7 million in the same period of 2010), and lower sales to Sprint as it prepares to transition to new 4G LTE products and network.  This was partially offset by increased revenue from higher sales of 4G LTE products to AT&T and Telstra and the continued growth in our core M2M business.

In the third quarter of 2011, AT&T, Telstra, and Sprint each accounted for more than 10% of our revenue, representing approximately 39% of our revenue in aggregate.  In the third quarter of 2010, Sprint and Clearwire each accounted for more than 10% of our revenue, and in aggregate, these two customers represented approximately 31% of our revenue.

We continue to have a balanced mix of revenue between Mobile Computing and M2M.  The product revenue mix for the three months ended September 30, 2011 and 2010 was as follows:

The geographic revenue mix for the three months ended September 30, 2011 and 2010 was as follows:

Gross margin

Gross margin amounted to $43.3 million for the three months ended September 30, 2011, or 29.5% of revenue, compared to $49.0 million, or 28.3% of revenue, in the same period of 2010.  The increase in gross margin percentage was primarily driven by a higher proportion of higher margin M2M products and product cost reductions in the current period compared to the same period in 2010.  Gross margin included $0.1 million of stock-based compensation expense in each of the third quarters of 2011 and 2010.

Sales and marketing

Sales and marketing expenses were $11.2 million, or 7.6% of revenue, for the three months ended September 30, 2011, compared to $12.1 million, or 7.0% of revenue, in the same period of 2010, a decrease of 8.1%.  The decrease in sales and marketing costs was due primarily to cost reduction initiatives, including the final stages of integration of Sierra Wireless and Wavecom S.A. (“Wavecom”).  Sales and marketing expenses included $0.3 million of stock-based compensation expense in the third quarter of 2011 compared to $0.4 million in the same period of 2010.

Research and development

Research and development expenses amounted to $21.9 million, or 14.9% of revenue, for the three months ended September 30, 2011, compared to $22.2 million, or 12.9% of revenue, in the same period of 2010, a decrease of 1.1%. The slight decrease was due primarily to cost reductions resulting from the final stages of integration of Sierra Wireless and Wavecom.  Research and development expenses for the three months ended September 30, 2011 included stock-based compensation expense of $0.4 million and acquisition amortization of $1.8 million compared to stock-based compensation expense of $0.3 million and acquisition amortization of $1.6 million for the three months ended September 30, 2010.

Administration

Administration expenses amounted to $8.5 million, or 5.8% of revenue, for the three months ended September 30, 2011, compared to $8.9 million, or 5.1% of revenue, in the same period of 2010.     Included in administration expenses was $0.8 million of stock-based compensation expense in the three months ended September 30, 2011.  The same amount was expensed in the same period of 2010.

Restructuring

Restructuring costs were $0.9 million during the third quarter of 2011, compared to $4.3 million in the same period of 2010.  Restructuring costs for the three months ended September 30, 2011 primarily represented the additional costs incurred for reductions in our workforce resulting from the implementation of the new organizational structure announced in September 2010.  Restructuring costs in the third quarter of 2010 were related to reductions in our workforce resulting from the aforementioned organizational structure change.

Integration costs

Integration costs were $0.1 million for the three months ended September 30, 2011, compared to $0.7 million in the same period of 2010.  Integration costs in the current period were primarily related to office space optimization in France.  Integration costs in the third quarter of 2010 included costs for IT consultants for the integration of our Enterprise Resource Planning (“ERP”) system and employees retained for integration activities.

Amortization

Amortization expense was $2.4 million for the three months ended September 30, 2011, compared to $2.9 million in the same period of 2010.  Amortization expense included $1.4 million of acquisition amortization for the three months ended September 30, 2011 compared to $1.8 million in the same period of 2010.

Foreign exchange gain (loss)

Foreign exchange loss was $0.2 million for the three months ended September 30, 2011, primarily related to foreign exchange loss on intercompany balances.  For the three months ended September 30, 2010, we recorded a foreign exchange gain of $2.4 million, including a gain of $0.5 million on intercompany balances.

Foreign exchange rate changes also impact our Euro and Canadian dollar denominated operating expenses.  However, the impact of changes in exchange rates between 2010 and 2011 was negligible in the third quarter of 2011.

Income tax recovery

Income tax recovery was $0.9 million for the three months ended September 30, 2011, compared to an income tax recovery of $0.5 million in the same period of 2010.

Non-controlling interest

Non-controlling interest was nil for the three-month period ended September 30, 2011 and less than $0.1 million for the three-month period ended September 30, 2010.  The non-controlling interest represented the interest in Wavecom’s loss attributable to the 147,150 vested shares held by Wavecom employees under their long-term incentive plan.  The vested shares were subject to a hold period for tax purposes that expired June 8, 2011.  We have exercised our rights under a put/call agreement and purchased 140,150 vested shares at €8.50 per share.  The obligation for the remaining 7,000 shares at €8.50 per share has been recorded as at September 30, 2011.

Net earnings (loss) attributable to the Company

Net loss attributable to the Company amounted to $1.0 million, or $0.03 per share, for the three months ended September 30, 2011, compared to net earnings of $0.7 million, or $0.02 per share, in the same period of 2010.  Included in our net loss was $1.6 million of stock-based compensation expense in the three months ended September 30, 2011, compared to $2.1 million in the same period of 2010.

Weighted average number of shares

The weighted average diluted number of shares outstanding was 31.3 million for the three months ended September 30, 2011, compared to 31.2 million for the three months ended September 30, 2010.  The number of shares outstanding was 31.3 million at September 30, 2011, compared to 31.1 million at September 30, 2010.

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

Revenue

Revenue for the nine months ended September 30, 2011 was $431.0 million, compared to $483.2 million in the same period of 2010, a decrease of 10.8%.  The decrease in revenue was primarily due to a significant reduction in embedded module sales to Barnes & Noble for their e-book reader ($0.7 million for the nine months ended September 30, 2011 compared to $55.8 million in the same period of  2010), loss of revenue from Clearwire ($8.4 million for the nine months ended September 30, 2011 compared to $25.9 million in the same period of 2010), and decreased revenue from Sprint as they prepare to transition to new 4G LTE products and networks.  Increased revenue from higher sales of 4G LTE products to Telstra and our core M2M embedded module products partially offset this negative impact.

In the nine months ended September 30, 2011, Sprint, AT&T, and Telstra each accounted for more than 10% of our revenue, representing approximately 34% of our revenue.  In the nine months ended September 30, 2010, Sprint, AT&T, and Barnes and Noble each accounted for more than 10% of our revenue and, in the aggregate, these three customers represented approximately 39% of our revenue.

The product revenue mix for the nine months ended September 30, 2011 and 2010 was as follows:

The geographic revenue mix for the nine months ended September 30, 2011 and 2010 was as follows:

Gross margin

Gross margin amounted to $121.9 million for the nine months ended September 30, 2011, or 28.3% of revenue, compared to $141.5 million, or 29.3% of revenue, in the same period of 2010.  The decrease in gross margin percentage resulted primarily from product mix.  Gross margin included $0.3 million of stock-based compensation expense in the nine months ended September 30, 2011 compared to $0.4 million in the same period of 2010.

Sales and marketing

Sales and marketing expenses were $34.8 million, or 8.1% of revenue, for the nine months ended September 30, 2011, compared to $39.5 million, or 8.2% of revenue, in the same period of 2010, a decrease of 12.0%.  The decrease in sales and marketing costs was due primarily to cost reduction initiatives, including the final stages of integration of Sierra Wireless and Wavecom.  Sales and marketing expenses included $1.0 million of stock-based compensation expense in the nine months ended September 30, 2011 and $1.1 million in nine months ended September 30, 2010.

Research and development

Research and development expenses amounted to $67.5 million, or 15.7% of revenue, for the nine months ended September 30, 2011, compared to $64.3 million, or 13.3% of revenue, in the same period of 2010, an increase of 5.0%.  The increase was largely due to additional investment during the first half of 2011 in new product development to support new product and technology transitions with some of our largest customers.  Research and development expenses for the nine months ended September 30, 2011 included stock-based compensation expense of $1.2 million and acquisition amortization of $5.2 million compared to stock-based compensation expense of $1.0 million and acquisition amortization of $4.5 million for the nine months ended September 30, 2010.

Administration

Administration expenses amounted to $26.7 million, or 6.2% of revenue, for the nine months ended September 30, 2011, compared to $27.3 million, or 5.6% of revenue, in the same period of 2010.  Included in administration expenses was $2.5 million of stock-based compensation expense in the nine months ended September 30, 2011.  The same amount was expensed in the same period of 2010.

Restructuring costs

Restructuring costs were $0.9 million for the nine months ended September 30, 2011, compared to $7.5 million in the same period in 2010.  Restructuring costs for the nine months ended September 30, 2011 primarily represented the additional costs incurred for reductions in our workforce resulting from the implementation of the new organizational structure announced in September 2010.  Restructuring costs for the nine months ended September 30, 2010 were related to reductions in our workforce resulting from the aforementioned organizational structure change.

Integration costs

For the nine months ended September 30, 2011, integration costs related to the acquisition of Wavecom were $1.4 million, compared to $4.2 million in the same period of 2010.  Integration costs in the current nine-month period were primarily costs related to office space optimization in France and for IT consultants retained to implement an integrated CRM system.  Integration costs for the nine months ended September 30, 2010 included the cost for IT consultants for the integration of our ERP system, employees retained for integration activities and related travel expenses, and the impairment of an intangible asset.

Amortization

Amortization expense was $8.1 million for the nine months ended September 30, 2011, compared to $9.0 million in the same period of 2010.  Amortization expense included $4.6 million of acquisition amortization for the nine months ended September 30, 2011 compared to $5.5 million in the same period of 2010.

Foreign exchange gain (loss)

Foreign exchange gain for the nine months ended September 30, 2011 was less than $0.1 million compared to a loss of $6.8 million in the same period of 2010.  Our foreign exchange gain for the nine months ended September 30, 2011 included a net foreign exchange gain of $0.5 million on intercompany balances, compared to a net foreign exchange loss of $4.6 million in the same period of 2010.

Foreign exchange rates also impacted our Euro and Canadian dollar denominated operating expenses.  We estimate that changes in exchange rates between 2010 and 2011 negatively impacted operating expenses by approximately $0.6 million in the nine months ended September 30, 2011.

Income tax recovery

Income tax recovery was $1.8 million for the nine months ended September 30, 2011, compared to $1.6 million in the same period of 2010.

Non-controlling interest

Non-controlling interest for the nine months ended September 30, 2011 was $0.1 million, compared to $0.2 million for the nine months ended September 30, 2010.  The non-controlling interest represented the interest in Wavecom’s loss attributable to the 147,150 vested shares held by Wavecom employees under their long-term incentive plan.  The vested shares were subject to a hold period for tax purposes that expired June 8, 2011.  We have exercised our rights under a put/call agreement and purchased 140,150 vested shares at €8.50 per share.  The obligation for the remaining 7,000 shares at €8.50 per share has been recorded as at September 30, 2011.

Net loss attributable to the Company

Net loss attributable to the Company amounted to $15.6 million, or $0.50 per share, for the nine months ended September 30, 2011, compared to a net loss of $15.4 million, or $0.49 per share, in the same period of 2010.  Included in our net loss was $4.9 million of stock-based compensation expense for the nine months ended September 30, 2011, compared to $5.5 million for the nine months ended September 30, 2010.

Weighted average number of shares

The weighted average diluted number of shares outstanding was 31.3 million for the nine months ended September 30, 2011, compared to 31.1 million for the nine months ended September 30, 2010.  The number of shares outstanding was 31.3 million at September 30, 2011, compared to 31.1 million at September 30, 2010.

SEGMENTED RESULTS

Revenue by segment for the three and nine months ended September 30, 2011 and 2010 was as follows:

(in thousands of U.S. dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
M2M
Revenue	$75,315	$76,141	$221,951	$248,419
Cost of goods sold	49,667	N/A	149,732	N/A
Gross margin	$25,648	N/A	$72,219	N/A
Gross margin %	34.1%	N/A	32.5%	N/A

Mobile Computing
Revenue	$71,512	$96,591	$209,039	$234,746
Cost of goods sold	53,826	N/A	159,360	N/A
Gross margin	$17,686	N/A	$49,679	N/A
Gross margin %	24.7%	N/A	23.8%	N/A

Revenue by product line for the three and nine months ended September 30, 2011 and 2010 was as follows:

(in thousands of U.S. dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
M2M
AirPrime Embedded Wireless Modules (excludes PC OEMs) (1)	$63,635	$60,889	$186,089	$206,095
AirLink Intelligent Gateways and Routers	9,928	12,482	28,910	35,210
AirVantage M2M Cloud Platform and Other	1,752	2,770	6,952	7,114
	$75,315	$76,141	$221,951	$248,419

Mobile Computing
AirCard Mobile Broadband Devices	$60,453	$90,368	$177,442	$216,333
AirPrime Embedded Wireless Modules for PC OEMs	9,771	6,054	28,375	16,154
Other	1,288	169	3,222	2,259
	$71,512	$96,591	$209,039	$234,746

(1) Barnes & Noble contributed nil million in M2M revenue in the three months ended September 30, 2011 compared to $10.5 million in the three months ended September 30, 2010.  In the nine months ended September 30, 2011, Barnes & Noble contributed $0.7 million in M2M revenue compared to $55.8 million in the nine months ended September 30, 2010.

Machine-to-Machine

Our M2M business includes our AirPrime™ Embedded Wireless Modules (excluding embedded module sales to PC OEMs), AirLink™ Intelligent Gateways and Routers and our AirVantage™ M2M Cloud Platform.  We believe that the market for our M2M products offers profitable growth opportunities.  The M2M market is competitive and our future success will depend in part on our ability to continue to develop differentiated products and services that meet our customers’ evolving technology, design, schedule and price requirements.

Our M2M revenue was $75.3 million in the third quarter of 2011, compared to $76.1 million in the same period of 2010, a decrease of $0.8 million or 1.1%.  For nine months ended September 30, 2011, our M2M revenue was $222.0 million compared to $248.4 million in the same period of 2010, a decrease of 10.7%.  The decrease in revenue in both periods was primarily due to a significant reduction in embedded module sales to Barnes & Noble for their e-book reader partially offset by increased growth in our core M2M business.

Gross margin was $25.6 million for M2M, or 34.1% of M2M revenue in the third quarter of 2011.  Comparative prior period information is not available as we started reporting segmented information in the first quarter 2011 following an organizational structure change that we implemented during the fourth quarter of 2010.

AirPrime™ Embedded Wireless Modules (excludes PC OEM embedded modules)

We believe that there are long-term profitable growth prospects in the embedded M2M market and we plan to continue to invest to expand our leadership position.  Our expanded line-up of AirPrime Embedded Wireless Modules is used by a wide range of OEMs to wirelessly enable their products and solutions.  Our M2M OEM customers cover a broad range of industries including automotive, networking equipment, energy, security, sales and payment, industrial control and monitoring, fleet management, field service, healthcare and consumer electronics.

In the third quarter of 2011, sales of our M2M embedded module products increased 4.5% to $63.6 million, compared to $60.9 million in the third quarter of 2010.  This increase was largely driven by increased growth in our core M2M business.  With the completion of embedded module shipments for Barnes & Noble’s first generation nook e-book reader, sales of embedded modules to Barnes and Noble in the third quarter of 2011 were nil compared to $10.5 million in the third quarter of 2010.  Excluding sales to Barnes & Noble, our core M2M embedded module revenue grew 15% in the third quarter of 2011, compared to the same period in 2010.

During the third quarter of 2011, we announced an important milestone in our 4G LTE product development programs.  Our AirPrime MC7700 embedded wireless module and AirPrime MC7750 embedded wireless module achieved full certification and technical approval for AT&T and Verizon, respectively, clearing the way for shipments to OEMs building products with integrated 4G connectivity on either of the U.S.-based LTE networks.  OEMs working with our modules now have the opportunity to provide a choice of network services with their products, as the AirPrime MC7700 and AirPrime MC7750 share a common hardware and software interface.  On October 4, 2011, we announced that Gorlitz AG, a leading manufacturer of advanced meter reading and energy information management systems, selected Sierra Wireless to provide the wireless connectivity solutions for its Ethernet/GPRS router.  The router connects to energy meters, allowing utilities to remotely collect energy usage data. Our solution combines an AirPrime Q2686 embedded wireless module with our Open AT framework, which includes pre-packaged libraries that streamline development time and time to market.

AirLink™ Intelligent Gateways and Routers

Our AirLink Intelligent Gateways and Routers are sold to public safety, transportation, field service, energy, industrial, and financial organizations, and are among our highest gross margin products.  We believe that there are profitable growth prospects for our AirLink intelligent gateway and router solutions and we intend to capture these opportunities through segment, product line and geographic expansion.

In the third quarter of 2011, revenue from AirLink Intelligent Gateways and Routers decreased 20.5% to $9.9 million compared to $12.5 million in the same period of 2010.  The decrease was largely related to deferrals of orders by certain public service customers who were affected by budget constraints due to the weak U.S. economy, a temporary slowdown in orders as we introduced our new GX series of Intelligent Gateways, and technology transition as customers wait for solutions that support 4G.

AirVantage™ M2M Cloud Platform

Our AirVantage M2M Cloud Platform provides solutions and services that enable application providers, OEMs and mobile network operators to accelerate the deployment of complete M2M solutions for managing remote equipment and assets.  These solutions are based on tools that facilitate the development and delivery of applications that are hosted on our AirVantage services platform.  Our services platform is scalable, secure and compatible with a broad range of available wireless equipment.

Mobile Computing

Our mobile computing business includes our AirCard Mobile Broadband Devices and AirPrime wireless embedded modules for PC OEM customers.

Our mobile computing revenue was $71.5 million in the third quarter of 2011, compared to $96.6 million in the same period of 2010, a decrease of 26.0%.  For the nine months ended September 30, 2011, our mobile computing revenue was $209.0 million compared to $234.7 million for same period of 2010, a decrease of 11.0%.  The year-over-year decline in third quarter revenue was due to the loss of revenue from Clearwire and tightening inventory levels at some operators, partially offset by growth at AT&T and Telstra driven by the launch of new 4G products and growth in revenue from PCOEMs as a result of new design wins.  For the nine-month period, the year-over-year decline in revenue was driven by a reduction in demand ahead of technology transitions, tightening inventory levels at some operators and a loss of revenue from Clearwire, partially offset by the launch of new 4G products, as well as an increase in revenue from PCOEMs.

Gross margin was $17.7 million for mobile computing, or 24.7% of mobile computing revenue, in the third quarter of 2011.  Comparative period information is not available as we started reporting segmented information in the first quarter 2011 following an organizational structure change that we implemented during the fourth quarter of 2010.

AirCard® Mobile Broadband Devices

Our AirCard mobile broadband device family includes our AirCard branded PC cards, USB modems and mobile Wi-Fi hotspots.  Our AirCards, sold to wireless operators around the world, provide a simple way to connect notebooks, netbooks and other electronic devices to the Internet, over 3G and 4G mobile broadband networks.

In the third quarter of 2011, sales of our AirCard products decreased by 33.1% to $60.5 million, compared to $90.4 million in the same period of 2010, primarily due to lower sales to Sprint who is preparing to transition from 3G to 4G products, along with a loss of revenue from Clearwire (nil in the three months ended September 30, 2011 compared to $19.7 million in the same period in 2010).  This was partially offset by increased revenue from sales of 4G products to AT&T and Telstra.

During the third quarter of 2011, AT&T rolled out its first 4G LTE devices.  The AT&T Mobile Hotspot Elevate 4G (a.k.a. Sierra Wireless AirCard 754S mobile hotspot) and the AT&T USBConnect Momentum 4G (a.k.a. Sierra Wireless AirCard 313U USB modem) enable mobile consumers and professionals to connect wirelessly from laptops, tablets, and other mobile devices at LTE speeds.   The 4G LTE Sierra Wireless U313 switches seamlessly to the best available network technology when customers are outside of an LTE coverage area. Rogers Communications (“Rogers”) also launched its new LTE network in Canada during the quarter.  Rogers’ first LTE-enabled mobile device is the LTE Rocket Stick USB modem (a.k.a the Sierra Wireless AirCard 313U).  The launch began in Ottawa and Rogers has begun expanding its LTE services throughout Canada.

In September, 2011, we launched our 4G LTE U313 Turbo Stick (a.k.a. Sierra Wireless AirCard 313U) on Bell Mobility’s new LTE network.  We also announced that the Telstra USB 4G mobile broadband modem (a.k.a. Sierra Wireless AirCard 320U) is now available to Telstra and BigPond customers, providing laptop users with access to the newly launched Telstra 4G LTE network.

We believe that the market for our AirCard products offers profitable opportunities.  Competition in this market continues to be intense and our future success will depend in part on our ability to continue to develop differentiated products that meet our customers’ evolving technology, design, schedule and price requirements.

AirPrime™ Embedded Wireless Modules for PC OEMs

In the third quarter of 2011, revenue from sales of our AirPrime Wireless Embedded Modules to PC OEM customers increased 61.4% to $9.8 million from $6.1 million in the same period of 2010, primarily due to increased market demand from our existing PC OEM customers and initial shipments of modules in support of design wins with new customers secured in 2010.

Our ability to secure additional design wins in the PC OEM market will depend on our ability to successfully develop products and offer services that meet our customers’ technology, design, schedule and price requirements.

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

(in thousands of U.S. dollars, except where otherwise stated)

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Cash flows provided (used) before changes in non-cash working capital:	$7,051	$11,019	$(3,968)	$10,650	$14,095	$(3,445)
Changes in non-cash working capital	(17,093)	(21,727)	4,634	(2,032)	(31,453)	29,421
Cash flows provided by (used in):
Operations	(10,042)	(10,708)	666	8,618	(17,358)	25,976

Investing activities	12,580	8,293	4,287	9,505	12,499	(2,994)
Capital expenditures and intangibles	(4,622)	(2,783)	(1,839)	(15,142)	(10,500)	(4,642)
Net change in short-term investments	17,470	11,009	6,461	26,405	24,479	1,926
Purchase of Wavecom S.A. shares	(282)	—	(282)	(1,787)	(1,553)	(234)

Financing activities	(2,736)	9	(2,745)	(2,905)	(2,060)	(845)

Operating Activities

Cash used by operating activities was $10.0 million for the three months ended September 30, 2011, compared to $10.7 million in the same period of 2010.  For the nine months ended September 30, 2011, cash provided from operating activities increased by $26.0 million to $8.6 million, compared to cash used by operating activities of $17.4 million for the same period of 2010.  The increase in cash provided from operations in the nine-month comparative periods was primarily due to lower accumulations of working capital in 2011 compared to 2010.

Investing Activities

Cash provided by investing activities was $12.6 million in the three months ended September 30, 2011, compared to $8.3 million in the same period of 2010.  The increase in the three-month comparative period was largely related to decrease in short-term investments to fund operating activities.  For the nine months ended September 30, 2011, cash provided by investing activities was $9.5 million, compared to $12.5 million for the same period of 2010.  The decrease in the nine-month period was primarily related to greater purchases of property, plant and equipment and intangible assets.

Cash used for the purchase of capital expenditures was primarily for production and tooling equipment, research and development equipment, computer equipment and software, while cash used for intangible assets was driven primarily by patent registration costs and software licenses.

Financing Activities

During the three months ended September 30, 2011, we used $2.7 million in financing activities, compared to nil in the same period in 2010.  The use of cash in the three-month current period was primarily related to purchases on the TSX and NASDAQ, in the amount of $2.5 million, of the Company’s common shares for our RSU plan.  For the nine months ended September 30, 2011, we used $2.9 million, compared to $2.1 million for the same period of 2010. In the current period, we used the funds primarily to purchase shares for our RSU plan.  In 2010, we repaid certain of our long-term obligations.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures, IP licenses, and other obligations discussed below.  We believe our cash and cash equivalents balance of $100.7 million and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during the fourth quarter of 2011 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents.  However, we cannot assure you that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of September 30, 2011.  The nature of the obligations have not changed materially since December 31, 2010.

(in millions of U.S. dollars)

2011	$114.5
2012	5.7
2013	4.8
2014	4.9
2015	3.7
Thereafter	5.9
Total	$139.5

Capital Resources

(in thousands of dollars)

	2011			2010
	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar

Cash and cash equivalents	$100,662	$101,685	$86,197	$85,443	$102,573	$102,009	$111,257
Short-term investments	—	17,470	24,559	26,405	2,413	13,428	11,099
	100,662	119,155	110,756	111,848	104,986	115,437	122,356
Unused credit facilities (1)	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Total	$110,662	$129,155	$120,756	$121,848	$114,986	$125,437	$132,356

(1) Net of borrowings

Credit Facilities

On January 27, 2011, we signed an amended and restated credit agreement with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, extending our revolving term, $10.0 million credit facility (the “Revolving Facility”) to January 28, 2013 at similar terms.  The Revolving Facility is for working capital requirements and is secured by a pledge against all of our assets.  At September 30, 2011, there were no borrowings under the Revolving Facility and we were in compliance with the covenants associated with the credit facility.

At September 30, 2011 we had $0.3 million (December 31, 2010 – $0.5 million) outstanding under a letter of credit, which approximates its fair value.  The letter of credit scheduled to expire in September 2011 has been extended to expire in June 2012.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2010.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

(in thousands of U.S. dollars, except per share amounts and number of shares)

	2011			2010				2009
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue	$146,827	$139,888	$144,275	$167,176	$172,732	$159,116	$151,317	$143,952
Cost of goods sold	103,493	100,788	104,811	118,309	123,778	112,906	104,983	95,223
Gross margin	43,334	39,100	39,464	48,867	48,954	46,210	46,334	48,729

Expenses
Sales and marketing	11,158	11,326	12,268	12,123	12,137	13,183	14,156	15,191
Research and development	21,942	22,025	23,512	23,782	22,178	21,534	20,541	19,884
Administration	8,548	8,810	9,385	9,073	8,865	8,835	9,584	9,625
Acquisition costs	—	—	—	—	—	—	—	95
Restructuring costs	881	(350)	325	132	4,316	1,581	1,611	4,678
Integration costs	121	765	540	906	727	1,631	1,846	1,337
Amortization	2,447	2,794	2,848	3,026	2,939	2,919	3,106	(997)
	45,097	45,370	48,878	49,042	51,162	49,683	50,844	49,813
Loss from operations	(1,763)	(6,270)	(9,414)	(175)	(2,208)	(3,473)	(4,510)	(1,084)
Foreign exchange gain (loss)	(154)	(221)	422	(241)	2,359	(5,460)	(3,658)	(1,754)
Other income (expense)	68	(13)	(40)	(20)	12	(103)	(130)	(279)
Earnings (loss) before income taxes	(1,849)	(6,504)	(9,032)	(436)	163	(9,036)	(8,298)	(3,117)
Income tax expense (recovery)	(851)	275	(1,199)	(1,221)	(499)	(399)	(689)	12
Net earnings (loss) before non-controlling interest	(998)	(6,779)	(7,833)	785	662	(8,637)	(7,609)	(3,129)
Net loss attributable to non-controlling interest	—	(13)	(44)	(40)	(48)	(82)	(88)	(394)
Net earnings (loss) attributable to the Company	$(998)	$(6,766)	$(7,789)	$825	$710	$(8,555)	$(7,521)	$(2,735)

Earnings (loss) per share:
Basic	$(0.03)	$(0.22)	$(0.25)	$0.03	$0.02	$(0.28)	$(0.24)	$(0.09)
Diluted	$(0.03)	$(0.22)	$(0.25)	$0.03	$0.02	$(0.28)	$(0.24)	$(0.09)

Weighted average number of shares (in thousands):
Basic	31,297	31,267	31,237	31,151	31,077	31,054	31,050	31,042
Diluted	31,297	31,267	31,237	31,493	31,208	31,054	31,050	31,042

See section on “Overview”, for details of our third quarter of 2011 results compared to our second quarter of 2011 results.

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.

NON-GAAP MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or  is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to  adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.  We refer to gross margin, earnings (loss) from operations, net earnings (loss) and diluted earnings (loss) per share adjusted for specific items that affect comparability as non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide better information on actual operating results and assist in comparisons from one period to another.  Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.  Non-GAAP results exclude the impact of stock-based compensation expense, amortization related to acquisitions, restructuring costs, integration costs, unrealized foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments. The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)

	2011				2010
	YTD	Q3	Q2	Q1	YTD	Q3	Q2	Q1

Revenue - GAAP and Non-GAAP	$430,990	$146,827	$139,888	$144,275	$483,165	$172,732	$159,116	$151,317

Gross Margin - GAAP	$121,898	$43,334	$39,100	$39,464	$141,498	$48,954	$46,210	$46,334
Stock-based compensation	299	89	97	113	370	111	124	135
Gross Margin - Non-GAAP	$122,197	$43,423	$39,197	$39,577	$141,868	$49,065	$46,334	$46,469

Loss from operations - GAAP	$(17,447)	$(1,763)	$(6,270)	$(9,414)	$(10,191)	$(2,208)	$(3,473)	$(4,510)
Stock-based compensation	4,916	1,587	1,697	1,632	5,554	2,108	1,751	1,695
Restructuring and other	856	881	(350)	325	6,968	3,776	1,581	1,611
Integration	1,426	121	765	540	4,204	727	1,631	1,846
Acquisition related amortization	9,798	3,198	3,312	3,288	10,082	3,403	3,194	3,485
Earnings (loss) from operations - Non-GAAP	$(451)	$4,024	$(846)	$(3,629)	$16,617	$7,806	$4,684	$4,127

Net loss - GAAP	$(15,553)	$(998)	$(6,766)	$(7,789)	$(15,366)	$710	$(8,555)	$(7,521)
Stock -based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	16,798	5,570	5,503	5,725	25,210	9,616	7,518	8,076
Unrealized foreign exchange loss (gain)	(63)	34	238	(335)	6,759	(2,359)	5,460	3,658
Non-controlling interest	(32)	—	—	(32)	(159)	(34)	(40)	(85)
Tax adjustments	—	—	—	—	(1,388)	(1,388)	—	—
Net earnings (loss) - Non-GAAP	$1,150	$4,606	$(1,025)	$(2,431)	$15,056	$6,545	$4,383	$4,128

Loss per share - GAAP (in dollars)	$(0.50)	$(0.03)	$(0.22)	$(0.25)	$(0.49)	$0.02	$(0.28)	$(0.24)
Diluted earnings (loss) per share - Non-GAAP (in dollars)	$0.04	$0.15	$(0.03)	$(0.08)	$0.48	$0.21	$0.14	$0.13

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities.  On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, adequacy of warranty reserve, royalty obligations, lease provision, contingencies and stock-based compensation.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances.  By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.

The discussion on the accounting policies that require management’s most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 22 to 24 of our 2010 Annual Report.  There were no significant changes in our critical accounting policies in the third quarter of 2011.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had 31,297,053 common shares issued and outstanding, stock options exercisable into 2,371,493 common shares and 907,510 restricted share units outstanding.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In September 2011, the FASB issued ASU 2011-08, Intangibles – goodwill and other.  This guidance amends the guidance in ASU 350-20 on testing goodwill for impairment.  Entities testing goodwill for impairment now have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e. step 1 of the goodwill impairment test).  If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required.  The ASU does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider.  The amendments are effective for annual and interim goodwill impairments tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income — Presentation.  This guidance increases the prominence of other comprehensive income by requiring comprehensive income to be reported in either a single statement or two consecutive statements.  This eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders’ equity.  The amendments do not change what items are reported in other comprehensive income.  This ASU is effective on a retrospective basis for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011.

In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. registrants of financial statements prepared in accordance with International financial reporting standards (“IFRS”).  IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board.  On February 24, 2010, the SEC issued a statement describing its position regarding global accounting standards.  Among other things, the SEC stated that it has directed its staff to execute a work plan, which will include consideration of IFRS as it exists today and after completion of various “convergence” projects currently underway between U.S. and international accounting standards setters.  By the end of 2011, assuming completion of certain projects and the SEC staff’s work plan, it is expected that the SEC will decide whether to incorporate IFRS into the U.S. financial reporting system.  We will continue to monitor the development of the potential implementation of IFRS.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We did not make any significant changes in the Company’s internal control over financial reporting during the most recent three and nine months ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS

In September 2011, a patent holding company, Wi-Lan, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including us. We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2011, a patent holding company, GPNE Corp., filed a patent litigation lawsuit in the United States District Court for the District of Hawaii asserting patent infringement by a number of parties including Barnes & Noble Inc., selling e-readers and computerized tablet and communication devices with the ability to function with GPRS.  Barnes & Noble has notified us that the lawsuit makes certain allegations concerning the modules sold by us and incorporated in their Nook e-reader. We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In December 2010, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including us.  The plaintiff filed a Notice of Voluntary Dismissal Without Prejudice in respect of this lawsuit in March 2011.

In October 2010, a patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties including Sprint Nextel Corporation.  The litigation makes certain allegations concerning the wireless modems sold to certain telecommunication carriers, including Sprint Nextel, by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2010, Americans for Fair Patent Use, LLC filed a lawsuit in the United States District Court for the Eastern District of Texas asserting false patent marking by a number of device manufacturers, including Sierra Wireless America, Inc., and telecommunication carrier companies, including Sprint Nextel Corporation and Cellco Partnership

d/b/a Verizon Wireless. The litigation made certain allegations that products sold by us and our competitors were falsely marked with a number of patents that had expired or that did not cover the marked products.  In April 2011, a mutually agreeable settlement was reached by the parties which will not have a material adverse effect on our operating results.

In May 2010, a patent holding company, Golden Bridge Technology Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC.  In February 2011, the plaintiff filed a similar lawsuit in the same court asserting patent infringement by a number of additional parties including us.  In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors.  Both lawsuits have been stayed pending the outcome of mediation which is currently scheduled to occur in Q1, 2012.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In February 2010, a patent holding organization, Commonwealth Scientific and Industrial Research Organization, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a telecommunication carrier, Cellco Partnership d/b/a Verizon Wireless.  The litigation makes certain allegations concerning the wireless modems sold to the carrier by us.  The plaintiff has since withdrawn its contentions that Verizon Wireless infringes its patents by selling Sierra Wireless products.

In September 2009, a patent holding company, Xpoint Technologies Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including AT&T Mobility LLC.  In the first quarter of 2011, the plaintiff filed a third amended complaint asserting a number of allegations including certain allegations concerning the wireless modems sold to AT&T Mobility LLC by us.  AT&T Mobility LLC has advised us that this litigation has been settled, and we believe that the settlement will have no adverse material effect upon us.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of wireless device manufacturers, including us.  The Texas court has transferred the litigation to the United States District Court for the Northern District of California.  The California court has dismissed the litigation against a number of parties, including us, and there is no right of appeal with respect to this decision.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co., Panasonic Corporation, General Dynamics Itronix Corporation and Fujitsu America and Fujitsu Japan. The litigation, which has been transferred to the United States District Court for the Southern District of California and is in the discovery stage, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us or our competitors.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  The Court issued a Final Judgment on July 5, 2011 dismissing all claims, counterclaims and third-party claims.

In March and June 2009, a patent holding company, MSTG Inc., filed patent litigation lawsuits in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC and Sprint Spectrum, LP, respectively.  The carriers have notified us that the lawsuits make certain allegations concerning the wireless data cards and modems sold to those carriers by us and our competitors.  In respect of the first matter, the claim construction process has concluded and discovery in the matter is ongoing.  The second matter has been settled by Sprint Spectrum, LP, and the terms of the settlement are not currently known to us.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In September 2007, a patent holding company, NTP, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a telecommunication carrier, AT&T Mobility LLC.  In December 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us and we have responded to them.  A decision of the Court of Appeal for the Federal Circuit ordered reconsideration by the Patent Office of its re-examination decision regarding the patent that the plaintiff claims has been infringed in this lawsuit.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In November 2007, a patent holding company, Technology Patents LLC, filed a patent litigation lawsuit in the United States District Court for the Southern Division of the District of Maryland asserting patent infringement by companies in the cellular phone industry, including a telecommunication carrier, AT&T Mobility LLC. In August 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us and we have responded to them.  The claim construction process has concluded and discovery in the matter is ongoing.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

RISKS AND UNCERTAINTIES

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Other risks and uncertainties may become material in the future or ones we currently believe to be immaterial may become material in the future.  If any of the following risks actually occurs, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Our quarterly financial results are subject to fluctuations that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Possible delays or shortages in component supplies;

•                  Design win cycles in our embedded module business;

•                  Price and product competition, which may result in lower selling prices for some of our products or lost market share;

•                  Price and demand pressure on our products from our customers as they experience pressure in their businesses;

•                  Concentration in our customer base;

•                  Seasonality in demand;

•                  Product mix of our sales.  Our products have different gross margins — for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•                  The ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•                  Potential commoditization and saturation in certain markets;

•                  Transition periods associated with the migration of new technologies;

•                  The development and timing of the introduction of our new products;

•                  The securing of channel slots for new products and the timing of sales orders and OEM and carrier customer sell through;

•                  The amount of inventory held by our channel partners;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible product quality or factory yield issues that may increase our cost of goods sold;

•                  Possible increased inventory levels;

•                  Possible fluctuations in certain foreign currencies relative to the U.S. dollar affect foreign denominated revenue, cost of goods sold and operating expenses;

•                  The achievement of milestones related to our professional services contracts; and

•                  Operating expenses are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. In addition, the global financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The wireless communications industry is highly competitive and we have experienced and expect to continue to experience intensified competition. More established and larger companies with different business models, strong brands and greater financial, technical and marketing resources sell products that compete with ours and we expect this competition to intensify. Business combinations by our competitors or the network carriers could weaken our competitive position.  We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do, or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favourable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

Continued difficult or uncertain economic conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties in those economies.  The market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.  To the extent that we experience further global economic deterioration, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected purchase orders for our products, or suffer from business failure, resulting in a decline in our revenues and profitability that could be material.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve.  As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products through network carriers, resellers and OEMs and we are dependent on a limited number of customers for a significant portion of our revenue.  Most of these network carriers, resellers and OEMs also sell products of our competitors.  Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with network carriers, resellers and OEMs.  If any of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially.  We expect that a limited number of significant customers will account for a significant portion of our revenues for the foreseeable future.  In the three months ended September, 2011, three customer individually accounted for more than 10% of our revenue and represented approximately 39% of our revenue.  In the year ended December 31, 2010, two customers individually accounted for more than 10% of our revenue, and in aggregate, these two customers represented approximately 26% of our revenue.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

We may infringe on the intellectual property rights of others.

Our business success depends on us not infringing on the intellectual property rights owned by others.  The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights.  We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties.  Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified.  Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation.  In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services.  These entities aggressively pursue patent litigation, resulting in increased litigation costs for us.  We expect that this recent development will continue for the foreseeable future.  Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•            We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of our intellectual property and may be required to cease selling our products that are subject to the claim;

•            We may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•            Management’s attention and resources may be diverted;

•            Our relationships with customers may be adversely affected; and

•            We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to being liable for substantial damages in the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.

We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property.  In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component.  From time to time, certain components used in our products have been, and may continue to be in short supply worldwide and shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business.  In addition, our single source suppliers may experience damage or interruption in their operations, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition.  Alternate sources of components may not be available.  If there is a shortage of any such components and we cannot obtain an appropriate substitute, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

We depend on a limited number of third parties to purchase certain components and manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the purchase of certain components and the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We currently rely on two manufacturers, either of whom may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•            The absence of guaranteed or adequate manufacturing capacity;

•            Reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•            Potential business interruption;

•            Their inability to secure adequate volumes of components in a timely manner at a reasonable cost; and

•            Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers.  In this situation, we consider our customers’ good faith, non-binding forecasts of demand for our products.  As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers’ requirements.  If we are unable to successfully manage our inventory levels and respond to our customers’ purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer requirements, which could cause us to be unable to recover our research and development expenses and our revenue could decline.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•                                          Our ability to attract and retain skilled technical employees;

•                                          The availability of critical components from third parties;

•                                          Our ability to successfully complete the development of products in a timely manner;

•                                          The ability of third parties to complete and deliver on outsourced product development engagements; and

•                                          Our ability to design and manufacture products at an acceptable cost and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses, and such a failure may result in a decrease in the market price for our shares.

We develop products to meet our customers’ requirements.  OEM customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.  Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Fluctuations in exchange rates between the U.S. dollar and other currencies, including the Canadian dollar, Euro and Australian dollar may affect our operating results.

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar.  We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations.

The majority of our revenues are denominated in U.S. dollars while a significant amount of our research and development, marketing and administration costs are denominated in currencies other than the U.S. dollar; primarily the Canadian dollar and the Euro.  To the extent that exchange rates between the U.S. dollar and the Canadian dollar and Euro fluctuate, we will experience an impact on our earnings.

We monitor our exposure to foreign exchange movements and seek to reduce our exposure in certain circumstances by denominating sales and purchase contracts in U.S. dollars where practical to do so.  On occasion, we also use certain derivatives such as foreign currency forward and option contracts to reduce our foreign exchange risk.  We had no derivatives outstanding at September 30, 2011.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

We intend to continue to grow our international business.  Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•            Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•            Uncertainties of international laws and enforcement relating to the protection of intellectual property;

•            Language and cultural differences;

•            Potential adverse tax consequences;

•            Difficulty in managing a worldwide workforce in compliance with local laws, that vary from country to country; and

•            Consumer protection laws that impose additional requirements on us or restrict our ability to provide limited warranty protection.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into an employment agreement for any specific term. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We rely on certain internal processes, networks and systems to efficiently operate and report on our business.

Failure of these internal processes, networks or systems could negatively impact our ability to operate or accurately report on our business.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we have acquired and may continue to acquire additional assets and businesses principally relating to or complementary to our current operations.  On February 27, 2009, we completed our acquisition of Wavecom.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•            Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•            Higher than anticipated acquisition and integration costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•            The difficulty and expense of integrating the operations and personnel of the acquired companies;

•            Possible use of cash to support the operations of an acquired business;

•            Possible increase in foreign exchange translation risk depending on the denomination of the revenue and expenses of the acquired business;

•            Disruption of our ongoing business;

•            Diversion of management’s time and attention away from our existing business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•            The inability to implement uniform standards, controls, procedures and policies;

•            The loss of key employees and customers as a result of changes in management;

•            A possible decrease in our share price, if, as a result of the growth of the Company, we decide to raise additional capital through an offering of common shares, preference shares or deb; and

•            Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•            Undetected misappropriation of our intellectual property;

•            The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•            Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our operating results, liquidity or financial position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on wireless network carriers to offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment or expansion of next generation networks or fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries in which we may desire to sell products in the future.

SIERRA WIRELESS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

(unaudited)

		September 30,	December 31,
		2011	2010
Assets
Current assets
Cash and cash equivalents		$100,662	$85,443
Short-term investments (note 3)		—	26,405
Accounts receivable, net of allowance for doubtful accounts of $4,210 (2010 - $4,606)		106,076	117,397
Inventories (note 4)		37,071	22,134
Deferred income taxes		11,843	9,577
Prepaid expenses and other		15,870	24,542
		271,522	285,498
Property, plant and equipment		23,108	22,635
Intangible assets		59,588	69,024
Goodwill		91,152	90,953
Deferred income taxes		1,172	836
Other assets		629	622
		$447,171	$469,568
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 5)		$128,019	$138,940
Deferred revenue and credits		838	987
Current portion of obligations under capital leases		257	324
		129,114	140,251
Long-term obligations (note 6)		27,926	24,724
Obligations under capital leases		354	263
Deferred income taxes		538	1,143
		157,932	166,381
Equity
Shareholders’ equity
Common stock:	no par value; unlimited shares authorized; issued and outstanding: 31,297,053 shares (December 31, 2010 - 31,222,786 shares)	328,383	327,668
Preferred stock:	no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost 622,008 shares (December 31, 2010 — 643,042 shares)		(4,336)	(3,908)
Additional paid-in capital		18,742	16,926
Deficit		(48,720)	(33,167)
Accumulated other comprehensive loss (note 7)		(4,830)	(5,471)
		289,239	302,048
Non-controlling interest (note 9)		—	1,139
		289,239	303,187
		$447,171	$469,568

Contingent liabilities (note 13)

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Revenue	$146,827	$172,732	$430,990	$483,165
Cost of goods sold	103,493	123,778	309,092	341,667
Gross margin	43,334	48,954	121,898	141,498
Expenses
Sales and marketing	11,158	12,137	34,752	39,476
Research and development	21,942	22,178	67,479	64,253
Administration	8,548	8,865	26,743	27,284
Restructuring (note 10)	881	4,316	856	7,508
Integration (note 11)	121	727	1,426	4,204
Amortization	2,447	2,939	8,089	8,964
	45,097	51,162	139,345	151,689
Loss from operations	(1,763)	(2,208)	(17,447)	(10,191)
Foreign exchange gain (loss)	(154)	2,359	47	(6,759)
Other income (expense)	68	12	15	(221)
Earnings (loss) before income taxes	(1,849)	163	(17,385)	(17,171)
Income tax recovery	(851)	(499)	(1,775)	(1,587)
Net earnings (loss)	(998)	662	(15,610)	(15,584)
Net loss attributable to non-controlling interest	—	(48)	(57)	(218)
Net earnings (loss) attributable to the Company	$(998)	$710	$(15,553)	$(15,366)
Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)
Basic	$(0.03)	$0.02	$(0.50)	$(0.49)
Diluted	$(0.03)	$0.02	$(0.50)	$(0.49)
Weighted average number of shares outstanding (in thousands)
Basic	31,297	31,077	31,267	31,061
Diluted	31,297	31,208	31,267	31,061

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Net earnings (loss)	$(998)	$662	$(15,610)	$(15,584)
Other comprehensive income (loss), net of taxes:
Purchase of Wavecom S.A. shares, net of taxes of $nil	—	—	42	—
Foreign currency translation adjustments, net of taxes of $nil	(5,920)	9,934	599	(4,164)
Total comprehensive earnings (loss)	(6,918)	10,596	(14,969)	(19,748)
Comprehensive income (loss) attributable to non-controlling interest:
Net earnings (loss)	—	(48)	(57)	(218)
Foreign currency translation adjustments, net of taxes of $nil	—	84	106	245
Comprehensive earnings (loss) attributable to the Company	$(6,918)	$10,560	$(15,018)	$(19,775)

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of U.S. dollars)

(unaudited)

	Equity attributable to the Company
	Common stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Deficit	Accumulated other comprehensive income (loss)	Non- controlling interest (deficit)	Total
Balance as at December 31, 2009	31,048,907	$326,043	1,086,652	$(6,442)	$13,133	$(18,626)	$(37)	$2,525	$316,596
Purchase of Wavecom S.A. shares	—	—	—	—	(229)	—	32	(1,356)	(1,553)
Stock option tax benefit for U.S. employees	—	—	—	—	151	—	—	—	151
Stock option exercises	173,879	1,625	—	—	(551)	—	—	—	1,074
Stock-based compensation	—	—	—	—	6,956	—	—	—	6,956
Distribution of vested RSUs	—	—	(433,610)	2,534	(2,534)	—	—	—	—
Net loss	—	—	—	—	—	(14,541)	—	(258)	(14,799)

Other comprehensive income (loss), net of tax	—	—	—	—	—	—	(5,466)	228	(5,238)
Balance as at December 31, 2010	31,222,786	$327,668	643,042	$(3,908)	$16,926	$(33,167)	$(5,471)	$1,139	$303,187

Purchase of Wavecom S.A. shares					(796)	—	42	(1,033)	(1,787)
Stock-option exercises (note 8)	74,267	715	—	—	(235)	—	—	—	480
Stock-based compensation (note 8)	—	—	—	—	4,916	—	—	—	4,916
Purchase of treasury shares for RSU distribution	—	—	333,133	(2,497)	—	—	—	—	(2,497)
Distribution of vested RSUs	—	—	(354,167)	2,069	(2,069)	—	—	—	—
Net loss	—	—	—	—	—	(15,553)	—	(57)	(15,610)

Other comprehensive income (loss), net of tax	—	—	—	—	—	—	599	(49)	550
Balance as at September 30, 2011	31,297,053	$328,383	622,008	$(4,336)	$18,742	$(48,720)	$(4,830)	$—	$289,239

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Cash flows provided (used) by:
Operating activities
Net earnings (loss)	$(998)	$662	$(15,610)	$(15,584)
Items not requiring (providing) cash
Amortization	7,456	8,692	24,524	26,176
Stock-based compensation (note 8)	1,587	2,108	4,916	5,552
Non-cash restructuring and other	—	13	—	(884)
Deferred income taxes	(988)	(395)	(3,207)	(1,093)
Loss (gain) on disposal of property, plant and equipment	(6)	(61)	27	(72)
Changes in non-cash working capital
Accounts receivable	(10,616)	(33,015)	11,051	(50,358)
Inventories	(5,075)	(5,705)	(3,076)	(12,216)
Prepaid expenses and other	6,903	1,128	9,406	7,248
Accounts payable and accrued liabilities	(8,236)	15,865	(19,252)	23,746
Deferred revenue and credits	(69)	—	(161)	127
Cash flows provided (used) by operating activities	(10,042)	(10,708)	8,618	(17,358)
Investing activities
Purchase of Wavecom S.A. shares	(282)	—	(1,787)	(1,553)
Additions to property, plant and equipment	(3,357)	(1,817)	(11,920)	(7,535)
Proceeds from sale of property, plant and equipment	14	67	29	73
Increase in intangible assets	(1,265)	(966)	(3,222)	(2,965)
Net change in short-term investments	17,470	11,009	26,405	24,479
Cash flows provided by investing activities	12,580	8,293	9,505	12,499
Financing activities
Issuance of common shares, net of share issue costs	22	251	480	279
Purchase of treasury shares for RSU distribution	(2,497)	—	(2,497)	—
Repayment of long-term obligations	(261)	(242)	(888)	(2,339)
Cash flows provided (used) by financing activities	(2,736)	9	(2,905)	(2,060)
Effect of foreign exchange rate changes on cash and cash equivalents	(825)	2,970	1	2,001
Cash and cash equivalents, increase (decrease) in the period	(1,023)	564	15,219	(4,918)
Cash and cash equivalents, beginning of period	101,685	102,009	85,443	107,491
Cash and cash equivalents, end of period	$100,662	$102,573	$100,662	$102,573
Supplemental disclosures:
Net Income taxes paid (received)	$322	$99	$(1,589)	$600
Net interest paid (received)	35	(41)	88	197
Non-cash purchase of property, plant and equipment (funded by obligation under capital lease)	—	261	—	412

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

1.                          Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2010 audited annual consolidated financial statements.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2010 audited consolidated financial statements and the notes thereto.  The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition.  We have eliminated all significant intercompany balances and transactions.

In these interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars).  The term dollars and the symbol “$” refer to U.S. dollars.

2.                          Significant accounting policies

Recently implemented accounting changes

In October 2009, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (ASU No. 2009-13) pertaining to multiple-deliverable revenue arrangements. The new guidance affects accounting and reporting for companies that enter into multiple-deliverable revenue arrangements with their customers when those arrangements are within the scope of Accounting Standards Codification (ASC) 605-25 “Revenue Recognition - Multiple-Element Arrangements”. The new guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The new guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. This guidance did not have a material impact on our consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition — Milestone Method (ASU 2010-017). ASU 2010-017 provides guidance in applying the milestone method of revenue recognition to research or development arrangements. Under this guidance management may recognize revenue contingent upon the achievement of a milestone in its entirety, in the period in which the milestone is achieved, only if the milestone meets all the criteria within the guidance to be considered substantive. This ASU is effective on a prospective basis for research and development milestones achieved in fiscal years, beginning on or after June 15, 2010.  This guidance did not have a material impact on our consolidated financial statements as we have no material research and development arrangements which are accounted for under the milestone method.

Changes in future accounting standards

In September 2011, the FASB issued ASU 2011-08, Intangibles — goodwill and other.  This guidance amends the guidance in ASU 350-20 on testing goodwill for impairment.  Entities testing goodwill for impairment now have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e. step 1 of the goodwill impairment test).  If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required.  The ASU does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider.  The amendments are effective for annual and interim goodwill impairments tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income — Presentation.  This guidance increases the prominence of other comprehensive income by requiring comprehensive income to be reported in either a single statement or two consecutive statements.  This eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders’ equity.  The amendments do not change what items are reported in other comprehensive income.  This ASU is effective on a retrospective basis for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

3.                          Short-term investments

Short-term investments, all of which are classified as available-for-sale, are comprised of government treasury bills and securities.  As at September 30, 2011, we had no outstanding short-term investments.

4.                          Inventories

The components of inventories were as follows:

	September 30, 2011	December 31, 2010
Electronic components	$12,532	$5,578
Finished goods	24,539	16,556
	$37,071	$22,134

5.                          Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities were as follows:

	September 30, 2011	December 31, 2010
Trade payables	$66,499	$63,451
Inventory commitments	6,481	9,352
Accrued royalties	15,773	24,551
Accrued payroll and related liabilities	9,511	10,430
Taxes payable (including sales taxes)	9,273	7,159
Product warranties	4,425	4,059
Marketing development funds	1,925	2,378
Other	14,132	17,560
	$128,019	$138,940

6.                          Long-term obligations

The components of long-term obligations were as follows:

	September 30, 2011	December 31, 2010
Accrued royalties	$18,027	$14,756
Marketing development funds	8,131	7,253
Other	1,768	2,715
	$27,926	$24,724

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

7.                          Accumulated other comprehensive loss

The components of accumulated other comprehensive loss, net of taxes, were as follows:

	September 30, 2011	December 31, 2010
Wavecom S.A. stock options	$178	$136
Translation adjustment related to change in functional currency	(728)	(728)
Foreign currency translation adjustments	(4,280)	(4,879)
	$(4,830)	$(5,471)

8.                          Share-based payments

Stock-based compensation expense

The stock-based compensation expense was as follows:

	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Cost of goods sold	$89	$111	$300	$370
Sales and marketing	299	367	977	1,141
Research and development	376	333	1,179	991
Administration	823	744	2,460	2,456
Restructuring	—	540	—	540
	$1,587	$2,095	$4,916	$5,498
Stock option plan	$629	$1,008	$2,217	$2,606
Restricted stock plans	958	1,087	2,699	2,892
	$1,587	$2,095	$4,916	$5,498

As at September 30, 2011, the unrecognized compensation expense related to non-vested stock options and RSUs was $4,478 and $5,126 (2010 — $4,306 and $3,641), respectively, which is expected to be recognized over weighted average periods of 2.7 and 2.0 years (2010 — 2.3 and 1.7 years), respectively.

Stock option plan

The following table presents information on all stock option activity for the period:

	Three months ended September 30, 2011	Nine months ended September 30, 2011
Outstanding, beginning of period	2,391,196	2,259,728
Granted	20,516	658,452
Exercised	(2,329)	(74,267)
Forfeited	(52,067)	(115,053)
Expired	(4,000)	(375,544)
Outstanding, end of period	2,353,316	2,353,316

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan shall be the lesser of a rolling number equal to 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  Based on the number of shares outstanding as at September 30, 2011, stock options exercisable into 776,389 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date.  Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The intrinsic value of a stock option is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the amount an employee must pay to acquire the stock.  The aggregate intrinsic value of stock options exercised in the three and nine months ended September 30, 2011 was $12 and $386, respectively (three and nine months ended September 30, 2010 - $188 and $216, respectively).

We calculate the fair value of stock options granted using the Black-Scholes valuation model. Under this method, the weighted average fair value of stock options granted during the three and nine months ended September 30, 2011 was $3.39 and $5.05, respectively (three and nine months ended September 30, 2010 — $nil and $4.08, respectively).  The following assumptions were used in the calculation of the respective fair values:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Expected dividend yield	—	—	—	—
Expected stock price volatility	59%	—	60%	60%
Risk-free interest rate	0.85%	—	2.07%	1.92%
Expected life of options	4 years	—	4 years	4 years
Estimated forfeiture rate	3.50%	—	3.50%	3.50%

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares.  The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

Restricted share plans

The following table presents information on the restricted share plans’ activity for the period:

	Three months ended September 30, 2011	Nine months ended September 30, 2011
Outstanding, beginning of period	930,240	827,991
Granted	15,056	471,521
Vested	(7,667)	(354,167)
Forfeited	(3,243)	(10,959)
Outstanding, end of period	934,386	934,386

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

We have two market based restricted share unit plans, one for U.S. employees and the other for all non-U.S. employees, and a new treasury based restricted share unit plan, approved May 17, 2011 (collectively, the “RSPs”).  The RSPs further our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of shares (or cash in lieu) to settle vested RSUs.  With respect to the treasury based RSP, the maximum number of common shares which the company may issue from treasury is 1,000,000 common shares.  With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and Nasdaq, which are used to settle vested RSUs.  The existing trust funds are variable interest entities and are included in these consolidated financial statements as shares held for RSU distribution.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the date of the grant.  In February 2010, the non-U.S. employee market-based restricted stock plan was amended to allow grants to employees in France.  Under the amendment, grants to employees in France will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.  All vested RSUs will be settled upon vesting by delivery of one common share of Sierra Wireless, Inc. (or cash in lieu) for each vested unit.

The aggregate intrinsic value of RSUs that vested in the three and nine months ended September 30, 2011 was $58 and $3,971, respectively (three and nine months ended September 30, 2010 - $943 and $4,112, respectively).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period.  Grants to French employees are expensed over a two-year vesting period.

9.                          Non-controlling interest

On June 8, 2011, the tax hold period expired on the vested shares held by Wavecom S.A. employees under their long-term incentive plan.  For the three and nine months ended September 30, 2011, we acquired 16,250 shares and 140,150 shares, respectively, at €8.50 per share.  The obligation for the remaining 7,000 shares at €8.50 per share has been recorded as at September 30, 2011 and is classified under accrued liabilities.

10.                   Restructuring costs

The Company’s restructuring expenses and related provisions were as follows:

Three months ended September 30, 2011	Workforce Reduction	Facilities	Total
Balance, beginning of period	$492	$856	$1,348
Expensed in period	860	21	881
Disbursements	(210)	(168)	(378)
Adjustments	—	9	9
Foreign exchange	(24)	1	(23)
Balance, end of period	$1,118	$719	$1,837

Nine months ended September 30, 2011	Workforce Reduction	Facilities	Total
Balance, beginning of period	$1,975	$1,771	$3,746
Expensed in period	1,225	(369)	856
Disbursements	(1,869)	(707)	(2,576)
Adjustments	(224)	19	(205)
Foreign exchange	11	5	16
Balance, end of period	$1,118	$719	$1,837

Classification:
Accounts payable and accrued liabilities	$1,118	$453	$1,571
Other long-term obligations	—	266	266
	$1,118	$719	$1,837

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

The following table provides restructuring liability by initiative:

	Workforce Reduction	Facilities	Total
September 2010 restructuring	$842	$—	$842
May 2009 restructuring	—	662	662
Wavecom S.A. and prior restructurings	276	57	333
	$1,118	$719	$1,837

11.                   Integration costs

During the three and nine months ended September 30, 2011, we incurred integration costs related to the acquisition of Wavecom S.A. of $121 and $1,426, respectively (2010 - $727 and $4,204, respectively), primarily for costs related to the office space optimization in France and for information technology consultants retained to implement an integrated Customer Relationship Management system.  Integration costs in the third quarter of 2010 included costs related to IT consultants for the integration of our Enterprise Resource Planning system and employees retained for integration activities.

12.                   Financial Instruments

(a)    Fair value presentation

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

Level 1                -                 Quoted prices in active markets for identical assets or liabilities.

Level 2                -                 Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3                -                 Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to the immediate or short-term maturity of these financial instruments. Short-term investments are recorded at fair value and their carrying value as at September 30, 2011 was $nil (December 31, 2010 – $26,404).  Our short-term investments are classified within Level 1 of the valuation hierarchy.  Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

(b)    Credit Facilities

On January 27, 2011, we signed an amended and restated credit agreement, on similar terms, which extended our revolving facility to January 28, 2013.  As at September 30, 2011, we had $10,000 available on our revolving facility and were in compliance with the associated covenants.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

(c)          Letters of credit

We have entered into a letter of credit under which we have issued performance bonds to ensure our performance to a third party customer in accordance with specified terms and conditions.  At September 30, 2011, we had a performance bond of $315 (December 31, 2010 — $315) and the value of this bond approximated its fair market value.  The expiry on this letter of credit was extended from September 2011 to June 2012.

13.             Contingent Liabilities

(a)	Contingent liability on sale of products

(i)

Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)

We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)

We accrue product warranty costs to provide for the repair or replacement of defective products when we sell the related products. Our accrual is based on an assessment of historical experience and on management’s estimates.

An analysis of changes in the liability for product warranties follows:

	Three months ended September 30, 2011	Nine months ended September 30, 2011

Balance, beginning of period	$4,583	$4,059
Provisions	1,465	5,663
Expenditures	(1,623)	(5,297)

Balance, end of period	$4,425	$4,425

(b)         Other commitments

We have entered into purchase commitments totaling approximately $78,733, net of related electronic components inventory of $10,957 (December 31, 2010 — $79,946, net of electronic components inventory of $5,578), with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between October and December 2011.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)          Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons that we cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding, which does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with a litigation. While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all the cases, in light of the inherent uncertainties in litigation, there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made, and losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In September 2011, a patent holding company, Wi-Lan, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including us. We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2011, a patent holding company, GPNE Corp., filed a patent litigation lawsuit in the United States District Court for the District of Hawaii asserting patent infringement by a number of parties including Barnes & Noble Inc., selling e-readers and computerized tablet and communication devices with the ability to function with GPRS.  Barnes & Noble has notified us that the lawsuit makes certain allegations concerning the modules sold by us and incorporated in their Nook e-reader. We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In December 2010, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including us.  The plaintiff filed a Notice of Voluntary Dismissal Without Prejudice in respect of this lawsuit in March 2011.

In October 2010, a patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties including Sprint Nextel Corporation.  The litigation makes certain allegations concerning the wireless modems sold to certain telecommunication carriers, including Sprint Nextel, by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2010, Americans for Fair Patent Use, LLC filed a lawsuit in the United States District Court for the Eastern District of Texas asserting false patent marking by a number of device manufacturers, including Sierra Wireless America, Inc., and telecommunication carrier companies, including Sprint Nextel Corporation and Cellco Partnership d/b/a Verizon Wireless. The litigation made certain allegations that products sold by us and our competitors were falsely marked with a number of

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

patents that had expired or that did not cover the marked products.  In April 2011, a mutually agreeable settlement was reached by the parties which will not have a material adverse effect on our operating results.

In May 2010, a patent holding company, Golden Bridge Technology Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC.  In February 2011, the plaintiff filed a similar lawsuit in the same court asserting patent infringement by a number of additional parties including us.  In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors.  Both lawsuits have been stayed pending the outcome of mediation which is currently scheduled to occur in Q1, 2012.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In February 2010, a patent holding organization, Commonwealth Scientific and Industrial Research Organization, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a telecommunication carrier, Cellco Partnership d/b/a Verizon Wireless.  The litigation makes certain allegations concerning the wireless modems sold to the carrier by us.  The plaintiff has since withdrawn its contentions that Verizon Wireless infringes its patents by selling Sierra Wireless products.

In September 2009, a patent holding company, Xpoint Technologies Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including AT&T Mobility LLC.  In the first quarter of 2011, the plaintiff filed a third amended complaint asserting a number of allegations including certain allegations concerning the wireless modems sold to AT&T Mobility LLC by us.  AT&T Mobility LLC has advised us that this litigation has been settled, and we believe that the settlement will have no adverse material effect upon us.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of wireless device manufacturers, including us.  The Texas court has transferred the litigation to the United States District Court for the Northern District of California.  The California court has dismissed the litigation against a number of parties, including us, and there is no right of appeal with respect to this decision.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co., Panasonic Corporation, General Dynamics Itronix Corporation and Fujitsu America and Fujitsu Japan. The litigation, which has been transferred to the United States District Court for the Southern District of California and is in the discovery stage, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us, or our competitors. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  The Court issued a Final Judgment on July 5, 2011 dismissing all claims, counterclaims and third-party claims.

In March and June 2009, a patent holding company, MSTG Inc., filed patent litigation lawsuits in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC and Sprint Spectrum, LP, respectively.  The carriers have notified us that the lawsuits make certain allegations concerning the wireless data cards and modems sold to those carriers by us and our competitors.  In respect of the first matter, the claim construction process has concluded and discovery in the matter is ongoing.  The second matter has been settled by Sprint Spectrum, LP and the terms of the settlement are not currently known to us.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In September 2007, a patent holding company, NTP, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a telecommunication carrier, AT&T Mobility LLC.  In December 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us and we have responded to them.  A decision of the Court of Appeal for the Federal Circuit ordered reconsideration by the Patent Office of its re-examination decision regarding the patent that the plaintiff claims has been infringed in this lawsuit.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In November 2007, a patent holding company, Technology Patents LLC, filed a patent litigation lawsuit in the United States District Court for the Southern Division of the District of Maryland asserting patent infringement by companies in the cellular phone industry, including a telecommunication carrier, AT&T Mobility LLC. In August 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us and we have responded to them.  The claim construction process has concluded and discovery in the matter is ongoing.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

14.                   Comparative figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

15.      Segmented Information

We implemented a new organizational structure during the fourth quarter of 2010 and we have two reportable segments effective January 1, 2011.

•                  Mobile Computing (“MC”)

•                  Machine-to-Machine (“M2M”)

Our segments have changed from those reported at December 31, 2010.  We have not restated our comparative information as discrete financial information for these two segments is not available for periods prior to January 1, 2011.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

	MC	M2M	Total

Three months ended September 30, 2011
Revenue	$71,512	$75,315	$146,827
Cost of goods sold	53,826	49,667	103,493
Gross Margin	$17,686	$25,648	$43,334
Gross Margin %	24.7%	34.1%	29.5%
Expenses			45,097
Loss from operations			$(1,763)

Three months ended September 30, 2010
Revenue	$96,591	$76,141	$172,732
Cost of goods sold	n/a	n/a	123,778
Gross Margin	n/a	n/a	$48,954
Gross Margin %			28.3%
Expenses			51,162
Loss from operations			$(2,208)

Nine months ended September 30, 2011
Revenue	$209,039	$221,951	$430,990
Cost of goods sold	159,360	149,732	309,092
Gross Margin	$49,679	$72,219	$121,898
Gross Margin %	23.8%	32.5%	28.3%
Expenses			139,345
Loss from operations			$(17,447)

Nine months ended September 30, 2010
Revenue	$234,746	$248,419	$483,165
Cost of goods sold	n/a	n/a	341,667
Gross Margin	n/a	n/a	$141,498
Gross Margin %			29.3%
Expenses			151,689
Loss from operations			$(10,191)

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users.  We had three significant customers during the three months ended September 30, 2011 and three customers during the nine months ended September 30, 2011 that accounted for more than 10% of our revenue, comprising sales of $24,812,  $17,400, and $14,695 for the three-month period, and sales of $57,011, $45,489, and $45,531 for the nine-month period (three months ended September 30, 2010 — two significant customers comprising sales of $33,058 and $19,731; nine months ended September 30, 2010 - three significant customers comprising sales of $55,782, $83,360, and $50,692).